Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

October 2022

Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates



Morningstar, Inc.
(US)
Morningstar Ratings Holding Corp.
(US)
Ratings Acquisition Corp.
(Cayman)
DBRS, Inc.
(US) *
DBRS Limited
(Canada)
DBRS Ratings Limited
(UK)
DBRS Ratings GmbH
(Germany)
Morningstar Credit Ratings, LLC
(US) *
DBRS Ratings GmbH, Sucursal en España
(Madrid Branch Office)

* On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations in the United States under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS.

Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at https://www.dbrsmorningstar.com/regulatory/.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)



President, Credit Ratings

Chief Revenue Officer
Morningstar, Inc.

Head of
Business Development *

Head of Credit
Operations and Standards

Country Head
Canada

Group Managing Director
Structured Finance

Group Managing Director
Corporates

Group Managing Director
Financial Institutions
& Sovereign

*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (- - - -) indicates secondary reporting line.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Risk, Finance, Talent & Culture, Business Development, Information Security)


Head of Credit Operations and Standards
Chief Audit Executive Morningstar, Inc.
Global Head of Talent & Culture Business Partners, Morningstar, Inc.
Chief Financial Officer Morningstar, Inc.
President Credit Ratings
Chief Revenue Officer Morningstar, Inc.
Chief Technology Officer Morningstar, Inc.
Head of Independent Review Function **
Director of Audit ** Morningstar, Inc.
Talent & Culture, Business Partner, Morningstar, Inc.
Executive of Finance *
Head of Business Development *
Chief Information Security Officer ** Morningstar, Inc.
Head of Risk Management **

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

** Is accountable to DBRS Morningstar's Board of Directors.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)


President, Credit Ratings
Group Managing Director Global Corporates
Group Managing Director Global Financial Institutions & Sovereign
Group Managing Director Global Structured Finance
Infrastructure, Power & Utilities
Real Estate & Public Finance
Diversified Industries & Sport Finance
Consumer, Communications, Retail & Media
U.S. Middle Market
Natural Resources
Global Banking
Non-Banking Financial Institutions
Insurance
Sovereign
Head of Credit Practices Global Structured Finance *
Head of Credit Practices Global Fundamental *
European Structured Finance
Canadian Structured Finance
U.S. Operational Risk
U.S. Structured Credit
U.S. Asset-Backed Securities
U.S. Residential Mortgage Backed Securities
U.S. ABS & RMBS Surveillance
N.A. Commercial Mortgage Backed Securities

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal)



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)


Global Chief Compliance Officer
Morningstar, Inc
Global Chief Compliance Officer
New York
Global Head of
Conflicts of Interest
London
Regional Compliance Officer
Madrid
Regional Compliance Officer
Toronto
Designated Compliance Officer
New York
Global Head of Policies,
Procedures and Compliance Training
New York
Global Head of
Internal Controls
Madrid

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 18, 2022. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 2

Name	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Information & Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Pitchbook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Commodity Data, Inc.	US (Illinois)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
ADL (Aust) Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Ibbotson Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Direct Investments Pty Limited owns 100%.
Morningstar Direct Investments Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Ibbotson Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informacoes Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Associates, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Ltd.	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar Investment Consulting France SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Moorgate Benchmarks GmbH	Germany	Moorgate Benchmarks Limited owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Adviser India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 18, 2022. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 2

Name	Jurisdiction of Formation	Ownership Information
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MS Mexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Servicios MStar Global, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Direct Investments Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
GES Poland SP. Z.O.O.	Poland	GES International AB owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	DBRS Ratings GmbH Sucursal en España is a branch of DBRS Ratings GmbH.
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Sustainalytics S.A.	Spain	Sustainalytics B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
GES Investment Services Switzerland GmbH	Switzerland	GES International AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note B)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Moorgate Benchmarks Limited	United Kingdom	Morningstar Index Holding Corp owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
PitchBook Data Limited	United Kingdom	PitchBook Data, Inc. owns 100%.
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.

Note A: Morningstar, Inc. owns less than 1% of this entity.
Note B: Corporate Fundamentals, Inc. and Morningstar Direct Investments each own less than 1%, respectively, of this entity.